April 26, 2022

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File Nos. 333-262101; 811- 23774

Dear Ms. White,

On January 14, 2022, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to Cantor Growth Equity Fund, a series of the Trust (the “Fund”). In a letter dated February 9, 2022, you provided comments to the Registration Statement. On April 15, 2022, we received oral accounting comments from Mindy Rotter. On April 19, 2022, we received further oral comments from you. On April 22, 2022, we filed a letter as correspondence summarizing those comments and the Registrant’s responses. On April 26, 2022, we received additional oral comments from you and from Mindy Rotter. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Statement of Additional Information

1.	Comment: Please confirm via correspondence that the live hyperlink for the financial statements incorporated by reference will be added in a 497 filing as soon as possible.

Response: The Registrant so confirms.

2.	Please confirm via correspondence that disclosure consistent with Item 17(b)(2)(iv) of N-1A regarding whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations will be added in a 497 filing as soon as possible.

Response: The Registrant so confirms.

Part C: Other Information

3.	Please confirm via correspondence that Zachary Richmond signed the Registration Statement in his capacity as Principal Accounting Officer as well as the office titles listed on the signature page.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

Response: The Registrant so confirms.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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